Exhibit (a)(9)

EMAIL TO INDIVIDUALS CHOOSING NOT TO TENDER ELIGIBLE OPTIONS

We show that you have elected not to tender one or more of your Eligible Options pursuant to the Tender Offer.

We want to make sure that you understand that your election not to tender means:

1. You agree that you will pay all additional Federal and State tax penalties with respect to the non-tendered options;

2. You decline the amendment or replacement of the non-tendered options; and

3. You decline the cash bonus payment, if applicable, in January of 2008.

If the above is not your intent, we encourage you to withdraw your election by and submitting a new, properly completed and signed Letter of Transmittal before June 14, 2007. If we extend the Offer beyond June 14, 2007, you must complete the process before the extended expiration date of the Offer.